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                                                              EXHIBIT 99.2

                   LETTER TO EXISTING PLAN PARTICIPANTS

Dear Dividend Reinvestment Plan Participant:

  As an existing participant in the USBANCORP, Inc. Dividend Reinvestment and Common Stock Purchase Plan "the Plan," we are sending you the enclosed copy of the amended Plan Prospectus. The Plan remains basically the same except that the 3% discount from the purchase price under the Plan has been eliminated, and the Plan's administrator has been updated to reflect the change to BankBoston, NA.

  We hope you will continue to find the Plan to be of interest. We feel it continues to offer you a way to increase your investment in USBANCORP, Inc.

                         Sincerely yours,

                         Terry K. Dunkle

                         Chairman, President & CEO

                                                          SKU #3870-LTR-98